1000 Six PPG Place
Pittsburgh, PA 15222-5479
April 13, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn: Ms. Tracey McKoy
RE:   Allegheny Technologies Incorporated
          Form 10-K for the fiscal year ended December 31, 2009
                     Filed February 25, 2010
          File No. 1-12001
Dear Ms. McKoy:
     This letter sets forth our response to the letter dated April 1, 2010 of the Staff of the U.S. Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2009 for Allegheny Technologies Incorporated (the “Company”).
     Set forth below is the Company’s response to the comment in your letter. For your convenience, your comment is reproduced in bold text below and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibit 10.10 and Exhibit 10.18
1. We note your response to comment five in our letter dated March 12, 2010. As previously requested, please file complete versions of the agreements, including all of their schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Please note that Item 601(b)(10) of Regulation S-K does not provide a basis for omitting schedules or exhibits to a material agreement.
The Company acknowledges the comment and will file a complete version of the Credit Agreement and the First Amendment to Credit Agreement, including all schedules and exhibits, with its next periodic report.

Ms. Tracey McKoy
U.S. Securities and Exchange Commission
April 13, 2010

Please contact the undersigned, Richard J. Harshman at (412) 394-2861 with any questions or comments.
Very truly yours,

/s/ Richard J. Harshman
Richard J. Harshman
Executive Vice President, Finance
and Chief Financial Officer
cc: L. Patrick Hassey